MANAGEMENT?S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
Overview
Since its formation, our company has been engaged primarily in acquiring a collection of investment grade artwork, wine and whisky, with loans from Blackchip affiliates, along with the offering and other materials to begin fundraising. We?re considered to be an early development stage company, since we are devoting substantially all our efforts to establishing our business platform.
Emerging Growth Company
Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an ?emerging growth company? under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

Have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor?s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis). Submit certain executive compensation matters to shareholder advisory votes, such as ?say-on-pay? and ?say-on-frequency;? and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO?s compensation to median employee compensation. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements once performed may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We will remain an ?emerging growth company? for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a ?large accelerated filer? as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.
Operating Results
Revenues are generated on the sale of investments depending on sale price, when fund raising has closed depending on number of Class A shares tokens sold and for each traded token. All secondary exchanges will be carried out on the Uniswap exchange platform. The Painting has generated no revenues. Our assets are not expected to generate any revenues pursuant to the qualification of this Offering. We had incurred no operating expenses for the year ended December 31, 2020. Blackchip Technologies is responsible of all Operating Expenses related to its investment offerings, such as storage and insurance beginning on the closing date of the offering.
Capital Resources
As of May 2021, The Marcel Dyf Painting has been purchased in a privately negotiated transaction from a Private Seller for $3,100 by using funds advanced to us by Blackchip Holdings. The advance does not incur any interest payments. The Company has closed on the acquisition of the Painting prior to the initial closing of this Offering. Pursuant to the closing of the Offering, ownership title of the Marcel Dyf Painting will be contributed to our beneficial owner Blackchip Holdings.
Plan of Operations
Our company has not commenced operations. We intend for our Company to start operations at the time of the initial closing of the offering. All assets and liabilities related to our Company and to Blackchip are the responsibility of our Manager and the responsibility of the affiliate companies. The proceeds from any offerings will be used to cover operating expenses, legal fees and agent service fees as they arise.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.